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                              August 1, 2022

       Kevin Britt
       Chief Executive Officer
       Elate Group, Inc.
       305 Broadway, Floor 7
       New York, NY 10007

                                                        Re: Elate Group, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed July 20, 2022
                                                            File No. 333-264073

       Dear Mr. Britt:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1

       Warrants to be Issued in This Offering, page 80

   1. Your warrant agreements (Exhibits 4.1 and 4.4) appear to also require that each party agrees that all legal
proceedings concerning the interpretations, enforcement and defense of the transactions
contemplated by the warrant (whether brought against a party hereto or their respective
affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be
commenced exclusively in the state and federal courts sitting in the
                                                        City of New York. It is
further provided that these provisions do not limit or restrict the federal district court
in which a Holder may bring a claim under the U.S. federal securities laws. Please update the
disclosure here to describe these provisions. As appropriate, please update your risk
factors section.
 Kevin Britt
Elate Group, Inc.
August 1, 2022
Page 2

        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John
Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at
(202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                          Sincerely,
FirstName LastNameKevin Britt
                                                          Division of
Corporation Finance
Comapany NameElate Group, Inc.
                                                          Office of Energy &
Transportation
August 1, 2022 Page 2
cc:       Peter Hogan, Esq.
FirstName LastName